CUSIP No. 561409103	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MALVERN BANCORP INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

561409103
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

July 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 561409103	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 561409103	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 561409103	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 561409103	Page 5 of 7 Pages

Explanatory Note

With this amendment, the Reporting Persons (as defined herein) are amending the disclosures to report that they no longer hold more than 5% of the Common Stock (as defined herein) of Malvern Bancorp, Inc.  Namely, on July 17, 2023, pursuant to the Agreement and Plan of Merger dated December 13, 2022, as amended, by and among Malvern Bancorp, Inc. (“Malvern” or the “Company”), First Bank, FB Merger Subsidiary LLC, a wholly-owned subsidiary of First Bank (“Merger Sub”), and Malvern Bank, National Association (“Malvern Bank”), Malvern merged with and into Merger Sub with Merger Sub as the surviving entity, immediately followed by the merger of Malvern Bank with and into First Bank, with First Bank as the surviving entity (collectively, the “Merger”).  As a result of the Merger, the Reporting Persons no longer hold any shares of the Common Stock.  So, upon the filing of this amendment, the Reporting Persons will cease to be a reporting person with regard to the Common Stock.

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”) of the Company, Malvern Bancorp, Inc.  The address of the principal executive offices of the Company is 42 Lancaster Avenue Paoli, PA 19301

Item 2.	Identity and Background

(a)
This amended Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons was attached as Exhibit 1 to the Initial Schedule 13D.

(b)
The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.  (c) The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors had sole voting and dispositive power over the Common Stock previously held by the Clients, which was deemed shared with the two Managing Members of PL Capital Advisors, and the Clients did not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley and John Palmer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have no ownership interest in Malvern as a result of the consummation of the Merger.
From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients or the other holders of Common Stock have margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction

This is the Reporting Persons final Schedule 13D.

The Reporting Persons own 0.0% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of July 17, 2023.  The Reporting Persons previously acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this amended Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.

CUSIP No. 561409103	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Company

Due to the Merger, ownership interests in Malvern Bancorp no longer exist.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they were deemed to share the voting and dispositive power over the shares of Common Stock previously managed by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted below.  Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors Transactions Common Stock

(a)-(b)	See cover page.
(c)	On behalf of the Clients, PL Capital Advisors made the following sale (and no purchases) of Common Stock in the past sixty days:

Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction Effected
5/18/2023	7,500	15.09	Open Market Transaction

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients had granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock previously held on their behalf pursuant to a management agreement.  PL Capital Advisors was entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, served as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates was entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement (previously filed as Exhibit 1 to the initial Schedule 13D filing).

CUSIP No. 561409103	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated:  July 25, 2023

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer John W. Palmer Managing Member	By: /s/ Richard J. Lashley Richard J. Lashley Managing Member

By: /s/ John W. Palmer John Palmer
By: /s/ Richard J. Lashley Richard J. Lashley